Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

April 29, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCIM Trust Post-Effective Amendment No. 5
Registration Nos. 333-190020 and 811-22871

Ladies and Gentlemen:

We have acted as counsel to HCIM Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, we hereby represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Respectfully,
/s/ Jillian L. Bosmann
Jillian L. Bosmann
Enclosure